Exhibit 4.4
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of December 31, 2024, the only class of securities of Lazydays Holdings, Inc., a Delaware corporation (the “Company”), registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), was the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”).

The following description of the Common Stock includes discussions of provisions of the Company’s Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”). The following should be considered a summary only and should be read in conjunction with the full Certificate of Incorporation and Bylaws, each of which is included as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and incorporated by reference herein, and applicable law.

As of March 24, 2025, the Company was authorized to issue: (i) up to 500,000,000 shares of the Common Stock, of which 110,125,758 shares were issued and outstanding; and (ii) up to 5,000,000 shares of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), of which no shares were issued and outstanding. The Company’s board of directors (the “Board”) may, from time to time and without approval of the stockholders, authorize the Company to issue shares of Preferred Stock with such rights, preferences, and other provisions as the Board determines.

Dividend Rights

The Company has not paid cash dividends on the Common Stock to date and does not plan to pay any cash dividends on the Common Stock in the foreseeable future. The Board will determine any future dividend policy on the basis of factors including, but not limited to, results of operations, capital requirements, general business conditions, and any restrictions under the Company’s agreements with its lenders.

Terms of Conversion

The Common Stock is not convertible into any other securities.

Sinking Fund Provisions

There are no sinking fund provisions applicable to the Common Stock.

Redemption Provisions

There are no redemption provisions applicable to the Common Stock.

Voting Rights

Except as otherwise required by law or as provided in any instrument designating the rights of the Company’s Preferred Stock, the right to vote on matters presented to the Company’s stockholders is exclusively possessed by holders of the Common Stock. Each holder of the Common Stock is entitled to one vote for each share of the Common Stock held of record.

Unless otherwise required by applicable law, the Certificate of Incorporation, or the Bylaws, any matter other than the election of directors brought before any meeting of the Company’s stockholders shall be decided by the vote of the holders of a majority of the shares of stock present in person or represented by proxy at the meeting and entitled to vote at the meeting on such matter. The election of directors requires a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Classification of and Cumulative Voting for the Board

The Board currently consists of seven directors who are divided into three classes. Directors in each class serve for a three-year term. The terms of each class expire at successive annual meetings so that the stockholders elect one class of directors at each annual meeting. The current classification of the Board is as follows: (a) Class A consists of two directors with a term expiring at the 2025 annual meeting of stockholders; (b) Class B consists of three directors with a term expiring at the 2026 annual meeting of stockholders; and (c) Class C consists of two directors with a term expiring at the 2027 annual meeting of stockholders.

Cumulative voting for the election of directors is not permitted. As a result, the holder or holders of a majority of the shares of stock entitled to vote for the election of directors can elect all of the directors standing for election at any given time.

Liquidation Rights

Subject to the rights of holders of Preferred Stock, upon liquidation of the Company, holders of the Common Stock are entitled to their pro-rata portion of the assets of the Company, if any, remaining after satisfaction of the Company’s liabilities in accordance with applicable law.

Preemption Rights

There are no preemption rights applicable to the Common Stock.

Liability to Further Calls or to Assessment by the Company

The Common Stock is not liable to further calls or to assessment by the Company.

Liabilities of the Company Imposed on its Stockholders Under State Statutes

To the Company’s knowledge, there are no state statutes applicable to the Company that impose liability on its stockholders which require disclosure under Item 202(a)(1)(ix) of Regulation S-K (17 CFR § 229.202(a)(1)(ix)).

Restrictions on Alienability

The Common Stock is not subject to restrictions on alienability except for those imposed by applicable laws, including securities laws, or by contracts or other arrangements a holder of Common Stock may agree to enter into that provide for restrictions on alienability.

Provisions Discriminating Against Substantial Holders

There are no provisions applicable to the Common Stock that discriminate against any existing or prospective holder of the Common Stock as a result of such holder owning a substantial amount of the Common Stock.

Warrants to Purchase the Common Stock

2018 Warrants

As of December 31, 2024, warrants to purchase in the aggregate up to 300,357 shares of the Common Stock for a price per share of $0.01 were outstanding, which warrants were originally issued by the Company on March 15, 2018 (the “2018 Warrants”). Each 2018 Warrant may be exercised to purchase the Common Stock at any time after the date of issuance. The 2018 Warrants are not registered under Section 12 of the Exchange Act.

The exercise price and number of shares of the Common Stock issuable upon exercise of the 2018 Warrants are subject to adjustment from time to time upon the occurrence of certain dilutive events, including (a) stock dividends and splits and (b) certain consolidations, combinations, reverse stock splits or reclassifications of the Common Stock.

In the event the Company pays dividends or makes certain other pro-rata distributions of rights or property to its stockholders, the holders of the 2018 Warrants are entitled to participate to the same extent as if the 2018 Warrants had been fully exercised before the applicable event.

In the event of a Fundamental Transaction (as defined in the 2018 Warrants), the holders of the 2018 Warrants have the right to receive alternate consideration (including cash) for shares of the Common Stock underlying the 2018 Warrants.

The 2018 Warrants do not entitle holders to any voting rights, dividends or other rights as a stockholder of the Company, except as described above and as further expressly set forth in the 2018 Warrants.

In connection with the issuance of the 2018 Warrants, on March 15, 2018, the Company entered into a Registration Rights Agreement (the “2018 Registration Rights Agreement”) with the holders of the 2018 Warrants granting them various registration rights and requiring that the Company prepare and file a registration statement in compliance with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), to register the 2018 Warrants or shares issuable on exercise thereof (which the Company has completed pursuant to the Registration Statement on Form S-1, Registration No. 333-224063, declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on May 29, 2018). The 2018 Registration Rights Agreement also entitles the holders to piggyback on the registration of Company securities by the Company and other Company securityholders.

The foregoing discussion of the 2018 Warrants and the 2018 Registration Rights Agreement is a summary only and should be read in conjunction with the full versions of the referenced documents, a copy of each of which is included as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and incorporated by reference herein.

2024 Warrants

As of December 31, 2024, warrants to purchase in the aggregate up to 10,194,174 shares of the Common Stock for a price per share of $3.83 were outstanding, which warrants were originally issued by the Company on May 15, 2024 (the “2024 Warrants”). Each 2024 Warrant may be exercised to purchase the Common Stock at any time from the date of issuance until 5:00 p.m. (New York City time) on May 15, 2034. The 2024 Warrants are not registered under Section 12 of the Exchange Act.

The exercise price and/or number of shares of the Common Stock issuable upon exercise of the 2024 Warrants are subject to adjustment from time to time upon the occurrence of certain dilutive events, including: (a) stock dividends and splits; (b) certain rights offerings; (c) certain dividends or distributions; (d) certain consolidations, combinations, reverse stock splits or reclassifications of the Common Stock; (e) certain issuances of the Common Stock, including rights, warrants or options to subscribe for the Common Stock or securities convertible into the Common Stock; and (f) a change in the price or rate of conversion of certain rights, warrants or options to subscribe for the Common Stock.

In the event of a Fundamental Transaction (as defined in the 2024 Warrants), the holders of the 2024 Warrants have the right to receive alternate consideration (including cash) for shares of the Common Stock underlying the 2024 Warrants. Also, in the event of a Fundamental Transaction (and certain other events as described in the 2024 Warrants), the exercise price of the 2024 Warrants will be reduced in accordance with the terms of the 2024 Warrants and, if requested by a holder thereof, the Company will purchase all or a portion of the 2024 Warrant as requested by the holder.

The 2024 Warrants do not entitle their holders to any rights of a stockholder of the Company, including, without limitation, the right to receive dividends or other distributions, exercise any preemptive rights, or vote, consent, or receive notice as stockholders in respect to meetings of stockholders.

In connection with the issuance of the 2024 Warrants, on May 15, 2024, the Company entered into a Registration Rights Agreement (the “2024 Registration Rights Agreement”) with the holders of the 2024 Warrants granting them various registration rights and requiring that the Company prepare and file a registration statement in compliance with the requirements of the Securities Act to register the 2024 Warrants or shares issuable on exercise thereof and all other Common Stock or other equity securities of the Company held by the holders (which the Company has completed pursuant to the Registration Statement on Form S-1, Registration No. 333-283838, declared effective by the SEC on January 7, 2025). The 2024 Registration Rights Agreement also entitles the holders to piggyback on the registration of Company securities by the Company and other Company securityholders.

The foregoing discussion of the 2024 Warrants and the 2024 Registration Rights Agreement is a summary only and should be read in conjunction with the full versions of the referenced documents, a copy of each of which is included as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and incorporated by reference herein.

Anti-Takeover Provisions

Provisions of the General Corporation Law of the State of Delaware (the “DGCL”), the Certificate of Incorporation, the Bylaws, and other relevant documents described below could make it more difficult to acquire the Company by means of a tender offer, a proxy contest, or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Company. The Company believes that the benefits of the increased protection of the Company’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

The Company is subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for shares of the Common Stock.

Authorized but Unissued Shares of the Common Stock

The Certificate of Incorporation authorizes the Company to issue up to 500,000,000 shares of the Common Stock. The Board may approve the Company’s issuance of authorized but unissued shares of the Common Stock without approval by the holders of the Common Stock. The Company may issue additional shares for a variety of corporate purposes, including, but not limited to, future public offerings to raise additional capital, granting awards under incentive compensation plans, and as consideration for or to finance future acquisitions, investments or other transactions. The existence of authorized but unissued shares of the Common Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Undesignated Preferred Stock

The Certificate of Incorporation authorizes the Company to issue up to 5,000,000 shares of undesignated Preferred Stock. As a result, the Board may, from time to time and without the approval of holders of the Common Stock, approve the Company’s issuance of up to 5,000,000 shares of Preferred Stock with “super voting,” special approval, dividend, or other rights or preferences as determined by the Board that could impede the success of any attempt to acquire the Company. These and other provisions may have the effect of deferring, delaying, or discouraging hostile takeovers or changes in control or management of the Company.

Classified Board

As discussed above, the Board currently consists of seven directors who are divided into three classes. Pursuant to the Certificate of Incorporation, directors in each class serve a three-year term. The terms of each class expire at successive annual meetings so that the stockholders elect one class of directors at each annual meeting. The classified board provisions in the Certificate of Incorporation could make it more difficult to acquire the Company by means of a proxy contest or to remove incumbent directors.

Limitation of Liability and Indemnification of Officers and Directors

The DGCL authorizes Delaware corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties. The Certificate of Incorporation includes provisions that limit, to the fullest extent allowable under the DGCL, the personal liability of directors for monetary damages for breach of fiduciary duty as a director except in specified circumstances. The Bylaws further provide that no director or officer shall be personally liable for monetary damages for breach of fiduciary duty as a director or officer, except in specified circumstances. The Certificate of Incorporation and Bylaws also provide that the Company must indemnify and advance expenses to directors and officers, on such terms and conditions as are deemed appropriate by the Board, subject to receipt of an undertaking from the indemnitee to repay such amount if it is ultimately determined that the indemnitee is not entitled to be indemnified by the Company. The Bylaws also expressly authorize the Company to carry directors’ and officers’ insurance to protect the Company and its directors, officers, employees and agents from certain liabilities.

The limitation of liability and indemnification provisions in the Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and the stockholders. The Company may be adversely affected to the extent that, in a class action or direct suit, the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Exclusive Forum

Unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for any stockholder (including a beneficial owner) to bring any of the following claims is the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware, or if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants: (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be. Section 27 of the Exchange Act provides for exclusive federal jurisdiction over suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and as such the exclusive jurisdiction provision set forth above would not apply to such suits. Furthermore, Section 22 of the Securities Act, provides for concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and as such the exclusive jurisdiction clauses set forth above would not apply to such suits.

Listing

Shares of the Common Stock are listed on the Nasdaq Capital Market under the symbol “GORV”. The Company makes no assurances that shares of the Common Stock will continue to be listed on the Nasdaq Capital Market, including due to the Company’s failure to meet Nasdaq’s listing standards. For information on the Company’s existing failure to meeting Nasdaq’s listing standards, refer to the discussion under the heading “Nasdaq Deficiency” in Part I, Item 1. of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024. No other securities of the Company are listed for trading on a securities exchange.

Transfer Agent

The transfer agent for shares of the Common Stock is Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004-1561.